Crestwood Midstream Partners LP

700 Louisiana Street, Suite 2060

Houston, Texas 77002

January 3, 2013

VIA EDGAR

Mr. Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Crestwood Midstream Partners LP

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 1, 2012

File No. 001-33631

Dear Mr. Mew:

This letter sets forth the responses of Crestwood Midstream Partners LP (the “Partnership”) to the comments received from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 20, 2012 (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter and set forth below such comment is our response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Overview and Performance Metrics, page 37

1.	We note you have Adjusted EBITDA for transaction costs which are described as non-recurring but you have adjusted for them in 2011 and 2010. If the nature of the charge is reasonably likely to recur within 2 years or there was a similar charge or gain within the prior 2 years we do not believe describing the adjustment as non-recurring is appropriate. In future filings please revise your description or explain why you believe such adjustments are non-recurring.

In future filings, we will revise our description of Adjusted EBITDA to describe these adjustments as significant items rather than as non-recurring items.

Item 8. Financial Statements and Supplementary Data, page 50

4. Net Income Per Limited Partner Unit, page 64

2.	With the view towards enhanced transparency, please disclose how you allocate earnings to IDR holders for the purpose of the two class method EPU calculations for each period presented in future filings. In this regard, tell us what consideration you have given to providing a reconciliation of net income and the allocation of net income (distributions declared versus undistributed net income) to the common units, class C and general partner for purposes of computing net income per unit for each year fiscal year presented.

As disclosed in Footnote 2 to the consolidated financial statements, net income is allocated to our general partner and limited partners, in accordance with their respective ownership percentages, after giving effect to incentive distributions paid to our general partner. In future filings, we will expand this disclosure to describe that this allocation is performed by reducing our net income by the amount of incentive distributions paid or declared related to the current period. We will also disclose that the remaining earnings (or losses) are allocated to our general partner and limited partners based on their respective ownership percentages, which is in accordance with how those earnings would be distributed (or losses would be allocated) to those unitholders pursuant to the terms of our Second Amended and Restated Agreement of Limited Partnership, as amended.

In the consolidated statements of income and in Footnote 4 to our consolidated financial statements, we disclosed the amount of net income allocated to our general partner and limited partners. In Footnote 17 to our consolidated financial statements, we disclosed the amount of distributions paid to our general partner and limited partners in 2011 and 2010, along with the distribution that was declared and payable to our general partner and limited partners as of December 31, 2011 and 2010. We also disclosed in that Footnote that our Class C units are substantially similar in all respects to our other limited partner interests, except that we can elect to pay distributions for our Class C units through the issuance of additional Class C units or cash. Accordingly, the methodology by which earnings and distributions are allocated to the Class C units is identical to our other limited partner interests. Finally, in Footnote 1 to our consolidated financial statements, we disclosed the ownership percentages that our general partner and our limited partners have in the Partnership as of December 31, 2011, which were materially consistent with their ownership percentages in 2010.

In future filings, we will combine these disclosures into a single disclosure by providing a table that reconciles net income to the allocation of net income to the general partner (“GP”) and limited partners (“LP”) for purposes of computing net income per unit, which was as follows for the years ended December 31, 2011 and 2010 (in thousands):

	2011	2010
Net income	$45,003	$34,872
GP’s incentive distributions	(7,049)	(2,016)

Net income after incentive distributions	$37,954	$32,856
GP’s interest in net income after incentive distributions	686	510

LP’s interest in net income after incentive distributions	$37,268	$32,346

Item 9A. Controls and Procedures, page 79

Disclosure Controls and Procedures, page 79

3.	We note for purposes of determining the effectiveness of your disclosure controls and procedures you have excluded Tristate. Please explain to us your basis for excluding the disclosures required by Item 307 of Regulation S-K. Refer to Section 214.01 of the Compliance and Disclosure Interpretations of Regulation S-K updated July 8, 2011.

In Question and Answer 3 (“FAQ 3”) of Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure Controls in Exchange Act Periodic Reports — Frequently Asked Questions (revised Sept. 24, 2007), issued by the Office of the Chief Accountant and the Division of Corporation Finance, the SEC provided that that it would not object to management referring (in its report on internal control over financial reporting included in a registrant’s Form 10-K) that management excluded an acquired business from management’s report on internal control over financial reporting. Such an exclusion is allowed if it was not possible for management to conduct an assessment of the acquired business’s internal control over financial reporting in the period between the consummation date and the date of management’s assessment. The SEC also indicated in Section 214.01 of the Compliance and Disclosure Interpretations of Regulation S-K updated July 8, 2011 (“CDI 214”) that it would not object to management’s evaluation of disclosure controls and procedures excluding an assessment of those disclosure controls and procedures of the acquired entity that are subsumed by internal control over financial reporting.

The Partnership acquired Tristate Sabine LLC and its subsidiaries (collectively, “Tristate”) in the fourth quarter of 2011, and management was unable to conduct an assessment of the acquired business’s internal control over financial reporting due to the timing of the acquisition in relation to the date of management’s assessment, and was unable to conduct an assessment of the acquired business’s disclosure controls and procedures because they are subsumed by its internal control over financial reporting. Accordingly, management excluded Tristate from its assessment of the effectiveness of the Partnership’s internal control over financial reporting and disclosure controls and procedures as of December 31, 2011, as permitted by FAQ 3 and CDI 214, respectively.

In relation to management’s assessment of internal control over financial reporting and disclosure controls and procedures, both FAQ 3 and CDI 214 require that management disclose (i) the identity of the business excluded; (ii) the significance of the acquired business to the registrant’s consolidated financial statements; and (iii) any material change to its internal control over financial reporting due to the acquisition. In Item 9A of the Partnership’s Form 10-K as of December 31, 2011, we disclosed that Tristate was excluded from management’s assessment of determining the effectiveness of our disclosure controls and procedures and internal control over financial reporting. We further disclosed the significance of the acquired business by stating the percentage of total assets and revenues of Tristate to the consolidated total assets and revenues of the Partnership as of and for the year ended December 31, 2011. Management also determined that the acquisition of Tristate did not cause any material change to the Partnership’s internal control over financial reporting or disclosure controls and procedures, and accordingly did not disclose any such material change in its report.

As noted in FAQ 3 and CDI 214, the omission of an assessment of an acquired business’s internal control over financial reporting and disclosure controls and procedures may not extend beyond one year from the date of acquisition, nor may such assessment be omitted from more than one annual management report over financial reporting. We completed the assessment within one year of the date of acquisition as prescribed in FAQ 3 and CDI 214 and we will include that assessment in our upcoming Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

Pursuant to your request, Crestwood Midstream Partners LP hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above referenced filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding any of the foregoing, please contact me at (832) 519-2272.

Very truly yours,

Crestwood Midstream Partners LP
By: Crestwood Gas Services GP LLC, its general partner

/s/ William G. Manias William G. Manias
Senior Vice President and Chief Financial Officer